UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934
February 10, 2017
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Commission File Number 001-36402
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N/A
 (Translation of Registrant’s Name into English)
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Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification Number)
Lombard Medical House
4 Trident Park
Didcot
Oxfordshire OX11 7HJ
+44-1235-750849
 (Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [  ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Compensatory Arrangements of Certain Officers
On January 26, 2017, the Compensation Committee of the Board of Directors (the “Committee”) of Lombard Medical, Inc. (the “Company,” “we,” “us” or “our”) approved a reduction in exercise price for options grants on August 18, 2015 from $3.90 to $0.62 for employees and non-employee directors of the Company residing outside of the United States, including, among others, Peter Philips, our Chief Technology Officer, to adjust for the recent financing transactions entered into by the Company, and from $3.90 to $0.6621 for employees and non-employee directors of the Company residing in the United States, including, among others, Raymond Cohen, Chairman of the Board of Directors, Michael H. Carrel, Director, John Rush, Director and William J. Kullback, our Chief Financial Officer. Also on January 26, 2017, the Committee approved the grant of stock options to certain of our executive officers and directors listed below pursuant to the Lombard Medical Technologies plc Share Option Plan (the “Plan”):
Name	Designation	Number of Options Granted	Exercise Price

Raymond Cohen	Chairman of the Board of Directors	115,270	$0.6621

William J. Kullback	Chief Financial Officer	229,053	$0.6621

Peter Phillips	Chief Technology Officer	230,540	$0.62

Michael H. Carrel	Director	42,024	$0.6621

John Rush	Director	85,717	$0.6621

Also on January 26, 2017, the Committee approved payment of earned bonus for the fiscal year ended December 31, 2016 of £7,439 to Peter Phillips, our Chief Technology Officer. Additionally, the Committee also approved payment of earned bonuses for the fiscal year ended December 31, 2016 of £30,000 to Simon Hubbert, our Chief Executive Officer and $60,000 to Bill Kullback, our Chief Financial Officer.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lombard Medical, Inc.

Date: February 10, 2017	By:	/s/ William J. Kullback
William J. Kullback
Chief Financial Officer

[Signature Page to Form 6-K]